The 504 Fund

37 West Avenue, Suite 301

Wayne, Pennsylvania 19087

March 14, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	The 504 Fund (the “Fund”) Request for Withdrawal of Amendment to the Fund’s Registration Statement File Nos.: 333-190432, 811-22875

To Whom It May Concern:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Fund submits this application for the withdrawal of the following Post-Effective Amendment to the Fund’s Registration Statement on Form N-2:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
11	3/1/2019	486APOS	0001398344-19-003789

Post-Effective Amendment No. 11 was filed to reflect revisions to the Fund’s principal investment strategies in connection with the elimination of a non-fundamental investment policy related to an upcoming change of the Fund’s name to Bluestone Community Development Fund. The Fund is filing this application for withdrawal because the Fund has determined not to eliminate the non-fundamental investment policy and, as a result, will not be making any revisions to its principal investment strategies.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendment set forth above has been signed by the President of the Fund as of the date set forth above.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Christopher M. Cahlamer at (414) 287-9338.

Very truly yours,

/s/ Lee A. Calfo

Lee A. Calfo
President